

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2018

Jeffrey E. Schwarz
Chief Executive Officer
HL Acquisitions Corp.
499 Park Avenue, 12th Floor
New York, NY 10022

   Re: HL Acquisitions Corp.
     Pre-effective Amendment 2
     Filed June 25, 2018
     File No. 333-225520

Dear Mr. Schwarz:

  We have reviewed your amended registration statement and have the following comment.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information that you provide in response to this comment, we may have additional comments.

Pre-effective Amendment 2 to Registration Statement on Form S-1

Liquidation if no business combination, page 13

1. The indemnification provision which you reference in your June 25, 2018 response to comment 2 in our June 21, 2018 letter and which was filed as part of Exhibit 10.1 on June 15, 2018 relates to a form of letter agreement from each of your initial shareholders, officers, and directors and is addressed to you and the representative of the underwriters. The indemnification agreement as disclosed on page 13 in the registration statement filed on June 8, 2018 relates to a written agreement between MCP V -- Bushwick LLC, an affiliate of your chief executive officer, and you. As requested previously, please file the written agreement between MCP V-- Bushwick LLC and you as an exhibit to the registration statement.

 You may contact Ernest M. Greene, Staff Accountant, at (202) 551-3733 or W. John

Jeffrey E. Schwarz
HL Acquisitions Corp.
June 26, 2018
Page 2

Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions about comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or (AD or Jay E. Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Division of Corporation Finance
Office of Manufacturing and
Construction

cc: David Alan Miller